Exhibit 99-1

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as OF and for the quarters ended March 31, 2016 and 2015. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated May 14, 2016. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its common shares. During the second half of 2015, the Corporation has filed an F-3 Registration Statement made effective on August 4, 2015. The Company plans to utilize proceeds from the F-3 registration along with private placements and other types of financings, collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of March 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Certain Of Our Therapeutic Products May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines And Our Development of NX-1207 Has Been Delayed Due to Negative Results In Phase III Clinical Trials

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We Will Require Additional Funding to Continue as a Going Concern

  We Have Identified Material Weaknesses in our Internal Control over Financial Reporting.

  Although We Expect to Make Every Effort to Address this Material Weakness, We May Find that We are Unable to Remediate this Deficiency in our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in our Company and Affect the Value of our Common Stock.

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Have Become Involved in Securities Class Action Litigation That is Expected to Divert Management’s Attention and Could Harm our Business

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The unaudited condensed interim consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

The going concern basis of presentation

The unaudited condensed interim consolidated financial sstatements have been prepared under the going concern assumption. Refer to ‘Corporate Profile’ and note 2 to the consolidated financial statements for a detailed discussion of this matter.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized for upfront payments received.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Contingent liabilities

Assessing the recognition of contingent liabilities requires judgement in evaluating whether it is probable that economic benefits will be required to settle the matters subject to litigation. Subsequent to the press release dated November 2, 2014 announcing Top-line results of the phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment, a plaintiff was seeking certification of a class action suit against the Corporation and an officer of the Corporation. Refer to note 13 to the Consolidated Financial Statements. On February 10, 2016, the Court dismissed the action. Therefore, the lawsuit is dismissed with prejudice.

Compound financial instruments

Compound financial instruments issued by the Corporation comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The model used to measure the fair value of the liability component comprises estimation uncertainty in determining the interest rate applicable to a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Results of Operations

Three Months Ended March 31	2016	2015
Total revenues	$41,501	$2,583,920
Net income (loss)	$(3,325,260)	$1,576,551
Income (loss) per share (basic & diluted)	$(0.08)	$0.04
Total assets	$1,015,085	$836,105
Non-current financial liabilities	$1,241,267	$1,143,440

The revenues in 2015 included the recognition of revenue related to an upfront payment of €10 million (US$13.1 million) received from a former partner (Recordati) in December 2010. The first quarter of 2015, includes $2,508,533 in revenue recognition (modified, in February 2015, following the announcement, by the former partner, to interrupt the European clinical trial (see note 7 of the condensed interim Consolidated Financial Statements). There is no recognition of licensing revenues in the first quarter of 2016, which explains the variation to the first quarter 2015.

The net losses during the first quarter of 2016 includes a stock compensation charge in the amount of $2,478,225 which explains the increase in net losses for that quarter compared to other quarters presented.

Results of Operations – Q1 2016 compared to Q1 2015

Net loss was $3,325,260, or $0.08 per share, for the quarter ended March 31, 2016, compared to net income of $1,576,551, or $0.04 per share, for the quarter ended March 31, 2015. The decrease is mainly due to stock compensation charges of $2,478,225 in 2016 compared to $16,551 in 2015 combined to a reduction of $194,310 in clinical trial expenditures related to NX-1207 studies and the recognition of $2,508,533 of previously deferred revenues related to the remaining upfront payment for licensing revenues received from the former partner in December 2010 recognized in the quarter ended March 31, 2015. The basic and diluted weighted average number of common shares outstanding for the quarter ended March 31, 2016 were 43,984,573 and 45,992,078 respectively, compared to basic and diluted weighted average number of common shares of 36,272,978 and 38,280,483 respectively at March 31, 2015.

Revenues

Revenues from sales of goods amounted to $41,501 for the quarter ended March 31, 2016, compared with $75,387 for the quarter ended March 31, 2015. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the quarter ended March 31, 2016, no amount was recognized as revenue relating to the upfront payment received from Recordati in December 2010 compared with $2,508,533 for the quarter ended March 31, 2015. The decrease in the first quarter of 2016 is due to the fact that the initial estimated service period of five years to recognize the upfront payment was modified, in February 2015, following the announcement, by Recordati, to interrupt the European clinical trial. Consequently, in the first quarter of 2015, the Corporation recognized, as revenue, an amount of $2,508,533 which represented the remaining deferred revenue relating to the upfront payment received from Recordati in December 2010. As of March 31, 2015, there was no deferred revenue related to this transaction reflected in the statement of financial position.

Research and Development

Research and development expenditures were $1,695,085 for the quarter ended March 31, 2016, compared with $559,303 for the quarter ended March 31, 2015. Research and development expenditures include costs incurred mainly for advancing Nymox’s BPH and prostate cancer product candidate NX-1207 through clinical trials as well as cost incurred to support the Company’s ongoing efforts to seek regulatory clearance for its drug in BPH in certain markets. Research and development expenditures also include stock compensation charges of $1,237,805 for the quarter ended March 31, 2016 and $1,119 for the quarter ended March 31, 2015. On November 2, 2014, the Corporation announced that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. For the quarter ended March 31, 2016, a decrease of $194,310 in clinical trial expenditures, combined with an increase of $1,236,686 in stock compensation charges and a decrease of $34,075 in salaries and payroll related expenses explained the increase of expenses compared to the same period in 2015. In 2016, research tax credits was nil compared to nil in 2015. The decrease in 2016 is due to the fact that the U.S. BPH 12 month trials were completed in November 2014. The Corporation expects that research and development expenditures will decrease as a result of the Corporation’s U.S. BPH trial activity reduction, pending the evaluation of the data. Because of the early stage of development and the uncertainty related to the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use as further described in the section entitled “Risk Factors”. A drug candidate that shows efficacy can take a long period (10 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $2,606 for the quarter ended March 31, 2016, compared with $9,319 for the quarter ended March 31, 2015. The decrease is mainly due to the reduction of $8,203 in salaries and payroll related expenses following staff reductions. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $1,560,005 for the quarter ended March 31, 2016, compared with $348,799 for the quarter ended March 31, 2015. The increase in general and administrative expenditures is due to stock compensation charges of $1,240,420 for the quarter ended March 31, 2016 compared to $15,432 in the comparative period in 2015 and a decrease of

$66,590 in salaries and payroll related expenses following staff reductions. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs

Net finance costs were $58,335 for the quarter ended March 31, 2016, compared with $52,487 for the quarter ended March 31, 2015.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016 or 2015.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$87,457	$87,457	$0	$0
Insurance premium installments	$7,623	$7,623	$0	$0
Operating leases	$8,026	$5,668	$2,358	$0
Convertible notes	$1,070,000	$0	$1,070,000	$0
Interest and fees on convertible notes	$142,667	$85,600	$57,067	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,315,773	$186,348	$1,129,425	$0

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2016 or 2015 other than those disclosed for key management personnel in note 12 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of March 31, 2016, cash and receivables including tax credits receivable totalled $971,691compared with $653,107 at December 31, 2015. The net increase in cash and receivables is mainly due to a $2.1M direct private placement of the Company’s Common Stock with investors, as announced on February 4th, 2016, off-set by cash used for general and administrative purposes during the quarter.

The Corporation believes its current cash balance as at March 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year. The Corporation cannot assure that it will be able to secure additional financing on favorable terms or at all. The Corporation’s ability to raise capital will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that the interest is paid on these notes. The notes are convertible by the holder at any time into common shares of the Corporation at a conversion price of $0.533 per share.

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On January 20, 2016, the Corporation completed two $500,000 private placement financing for a total of $1,000,000 (see note 8(b) of the condensed interim Consolidated Financial Statements). A total of 500,000 shares were issued.

On January 29, 2016, the Corporation completed one private placement for an amount of $100,000 and 50,000 shares were issued.

On February 5, 2016, the Corporation completed one private placement for an amount of $1,000,000 and 500,000 shares were issued.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at March 31, 2016, we had an accumulated deficit of $121,306,202, and we have negative cash flows from operations. Excluding the non-cash deferred revenue amount, the Corporation’s working capital deficiency is $278,861 at March 31, 2016. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has taken steps to reduce expenditures going forward in the short term by staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. Management is exploring other options, including the securing of additional sources of financing. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The condensed interim Consolidated Financial Statements for the quarter ended March 31, 2016, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the condensed interim Consolidated Financial Statements for the quarter ended March 31, 2016, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Outstanding Share Data

As of May 13, 2016, there were 44,788,419 common shares of Nymox issued and outstanding, as well as, 6,519,500 share options are outstanding, of which 6,519,500 are currently vested. There are 548,529 warrants outstanding. In addition, the convertible notes are convertible into 2,007,504 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of December 31, 2015 because of the material weakness in our internal control over financial reporting that is described in our 2015 annual filings and reproduced below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

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However, giving full consideration to the material weakness, the Corporation’s management has concluded that the unaudited condensed interim consolidated financial statements as of and for the quarter ended March 31, 2016 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of March 31, 2016, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act and National Instrument 52-109) was not effective as of March 31, 2016 due to the material weaknesses described below.

The Corporation did not employ a sufficient complement of finance and accounting personnel at March 31, 2016 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”), and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements, a reasonable possibility exists that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation does not currently intend to hire additional finance personnel or engage external experts until the size and operations warrant such additional resources.

The remediation efforts expected to be implemented include the following:

Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel. Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

Changes in Internal Controls over Financial Reporting

There have been no changes since December 31, 2015 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

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New accounting standards and interpretations:

Issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee (“IFRS IC”). They are mandatory but not yet effective for the period ended March 31, 2016, and have not been applied in preparing these consolidated financial statements. Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below.

The following standards and interpretations have been issued by the IASB and the IFRS IC and the Corporation is currently assessing their impact on the financial statements:

(a) IFRS 9, Financial Instruments:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. Special transitional requirements have been set for the application of the new general hedging model. The Corporation currently does not hedge and therefore does not anticipate this phase will have an impact on the Corporation.

This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

(b) IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers.

IFRS 15 supersedes the following standards: IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

This standard is effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  access financing under the Common Stock Private Purchase Agreement;

  successfully defend pending and/or unforeseeable future litigation;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

8

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  overcome recent negative results from its clinical trials;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

9

Condensed Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Three-month periods ended March 31, 2016 and 2015

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2016 and 2015

Financial Statements

Condensed Interim Consolidated Statements of Financial Position	1
Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)	2
Condensed Interim Consolidated Statements of Changes in Equity	3
Condensed Interim Consolidated Statements of Cash Flows	5

Notes to Condensed Interim Consolidated Financial Statements

1.	Business activities and future operations	6
2.	Basis of preparation	7
3.	Significant accounting policies	8
4.	Accounts payable and accrued liabilities	8
5.	Convertible notes	9
6.	Licensing revenues and deferred revenue	10
7.	Preferred shares of a subsidiary and non-controlling interest	11
8.	Share capital	11
9.	Contingencies	15
10.	Income taxes	15
11.	Earnings per share	16
12.	Related parties	16
13.	Subsequent event	16

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)

March 31, 2016 and December 31, 2015
(in US dollars)

	Note	March 31,	December 31,
		2016	2015

Assets

Current assets
Cash		$831,124	$374,463
Accounts receivable		3,259	640
Other receivables		10,793	7,446
Research tax credits receivable		126,515	270,558
Prepaid expenses		30,685	685
Inventories		12,709	37,644
Total current assets		1,015,085	691,436

Non-current assets
Security deposit		17,396	17,396
Property and equipment		2,688	3,399
Total non-current assets		20,084	20,795

Total assets		$1,035,169	$712,231

Liabilities and Equity (Deficit)

Current liabilities
Accounts payable and accrued liabilities	4	$1,293,946	$2,250,568
Total current liabilities		1,293,946	2,250,568

Non-current liabilities
Convertible notes	5	841,267	814,672
Preferred shares of a subsidiary	7	400,000	400,000
Total non-current liabilities		1,241,267	1,214,672

Total liabilities		2,535,213	3,465,240

Equity (Deficit)
Share capital	8	87,054,211	84,954,211
Additional paid-in capital		32,351,947	29,873,722
Deficit		(121,306,202)	(117,980,942)
Total equity (deficit) attributable to the equity holders of the Corporation		(1,900,044)	(3,153,009)

Non-controlling interest	7	400,000	400,000

Total equity (deficit)		(1,500,044)	(2,753,009)

Business activities and future operations	1
Contingencies	9
Subsequent event	13
Total liabilities and equity (deficit)		$1,035,169	$712,231

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)

Three-month periods ended March 31, 2016 and 2015
(in US dollars)

	Note	2016	2015

Revenues:
Sales of goods		$41,501	$75,387
Licensing revenues:
Upfront payment	6	–	2,508,533
		41,501	2,583,920
Expenses:
Research and development	8 (d)	1,695,085	559,303
Less research tax credits		–	–
Net research and development		1,695,085	559,303

General and administrative	8 (d)	1,560,005	348,779
Marketing	8 (d)	2,606	9,319
Cost of sales		50,730	37,481
Total expenses		3,308,426	954,882

Net income (loss) from operating activities		(3,266,925)	1,629,038

Net finance costs		(58,335)	(52,487)
Net income (loss) and comprehensive income (loss) attributable to the equity holders of the Corporation		$(3,325,260)	$1,576,551

Net income (loss) per share
Basic	11	$(0.08)	$0.04
Diluted	11	(0.07)	0.04

Weighted average number of common shares outstanding
Basic	11	43,984,573	36,272,978
Diluted	11	45,992,078	38,280,483

See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Changes in Equity (Deficit)
(Unaudited)

Three-month period ended March 31, 2016
(in US dollars)

		Attributable to equity holders of the Corporation
		Share capital		Additional paid-in			Non-controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity
Balance, December 31, 2015		42,988,419	$84,954,211	$29,873,722	$(117,980,942)	$(3,153,009)	$400,000	$(2,753,009)

Transactions with owners, recorded directly in equity:
Issuance of units	8(b)	1,050,000	2,100,000	–	–	2,100,000	–	2,100,000
Stock-based compensation	8(d)	750,000	–	2,478,225	–	2,478,225	–	2,478,225
Total contributions by owners		1,800,000	2,100,000	2,478,225	–	4,578,225	–	4,578,225
Net income and comprehensive income					(3,325,260)	(3,325,260)	–	(3,325,260)

Balance, March 31, 2016		44,788,419	$87,054,211	$32,351,947	$(121,306,202)	$(1,900,044)	$400,000	$(1,500,044)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2016 and 2015
(in US dollars)

Note	2016	2015

Cash flows from (used in) operating activities:
Net income (loss)	$(3,325,260)	$1,576,551
Adjustments for:
Depreciation of property and equipment	711	1,771
Stock-based compensation	2,478,225	16,551
Accretion expense	26,595	24,609
Changes in non-cash operating balances:
Accounts receivable and other receivables	(5,966)	1,582
Research tax credits receivable	144,043	344,096
Prepaid expenses	(30,000)	(30,000)
Inventories	24,935	14,904
Accounts payable and accrued liabilities	(956,622)	147,461
Deferred revenue	-	(2,508,533)
	(1,643,339)	(411,008)
Cash flows from (used in) financing activities:
Proceeds from issuance of share capital	2,100,000	-
Proceeds from issuance of units	-	200,000
Share issue costs	-	-
Payments under option settlement agreements	-	(43,100)
	2,100,000	156,900
Cash flows used in investing activities:
Additions to property and equipment	-	-
Net (decrease) increase in cash	456,661	(254,108)
Cash, beginning of the period	374,463	632,272
Cash, end of the period	$831,124	$378,164

See accompanying notes to the condensed interim consolidated financial statements

5

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

March 31, 2016 and 2015
(in US dollars)

NOTE 1 - ORGANIZATION, BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES

Nymox Pharmaceutical Corporation is a company, which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas.

The accompanying unaudited interim financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS) interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting, and with the rules and regulations of the United States Securities and Exchange Commission set forth in Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim financial statements furnished reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These financial statements should be read in conjunction with the financial statements of the Company for the fiscal year ended December 31, 2015 and notes thereto contained in the Company's Annual Report on Form 20-F.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 8, 2016.

The functional and presentation currency of the Corporation is the US dollar.

Accounting estimates and judgments

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended December 31, 2015.

Earnings per share

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises as well as the assumed proceeds from future services were used to acquire shares of common stock at the average market price during the reporting period.

NOTE 2 – GOING CONCERN

Management believes that current cash balances as of March 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

March 31, 2016 and 2015
(in US dollars)

development programs over the next year. The Corporation intends to access financing through the other sources of capital in order to fund these operations and activities over the next year.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

NOTE 3 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2016	2015

Accounts payable	$929,951	$1,840,178
Accrued liabilities:
Payroll related liabilities	209,384	208,997
Other accrued liabilities	154,611	201,393
Other liabilities	-	-
Total accounts payable and accrued liabilities	$1,293,946	$2,250,568

NOTE 4 – CONVERTIBLE NOTE PAYABLE

The carrying value of the convertible notes consist of the following:

	March 31,	December 31,
	2016	2015

Balance, beginning of the period	$814,672	$718,831
Accretion expense	26,595	95,841
Balance, end of the period	$841,267	$814,672

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000, which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that interest is paid on these notes. The Corporation has agreed to grant a first lien on its assets to secure its obligations under the note. The notes are convertible at the holder’s option at any time into common shares of the Corporation at a conversion price of $0.533 per share.

The convertible note has been classified as a liability at its estimated fair value with the residual allocated to the conversion feature. As a result, the recorded liability for the convertible note is lower than its face value which is characterized as a debt discount. The conversion feature is classified as equity. The Corporation fair valued the debt component using a discounted cash flow model.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

March 31, 2016 and 2015
(in US dollars)

NOTE 5 – PREFERRED SHARES OF A SUBSIDIARY AND NON-CONTROLLING INTEREST

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex Inc. in the amount of $800,000. These preferred shares are convertible into common shares of Serex Inc. at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex Inc. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

NOTE 6 – SHARE CAPITAL

	March 31,	December 31,
	2016	2015

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	44,788,419	42,988,419
Dollars	$87,054,211	$84,954,211

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:

In the first quarter of 2016, the Corporation completed four private placements for a total of $2,100,000. A total of 1,050,000 common shares were issued at an average price of $2.00 per share

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at March 31, 2016, 980,500 options (2015 – 2,395,500; 2014 – 1,710,500) could still be granted by the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

March 31, 2016 and 2015
(in US dollars)

The following table provides the activity of stock option awards during the three-month period ended March 31, 2016 and for options outstanding and exercisable at the end of the three-month period ended March 31, 2016, the weighted average exercise price and the weighted average years to expiration.

(c)	Stock options (continued):

	Options outstanding
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)

Outstanding, December 31, 2015	6,519,500	$4.43	4.28

Expired	-	-

Outstanding, March 31, 2016	6,519,500	$4.43	4.03

Options exercisable	6,519,500	$4.43	4.03

(d)	Stock-based compensation:

	2016	2015
Stock options granted in 2011	$-	$1,119
Stock options granted in 2012	2,615	6,102
Stock options granted in 2014	-	9,330
Stock options granted in 2015	2,475,610	-
Total stock-based compensation expense recognized	$2,478,225	$16,551

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	2016	2015
Stock-based compensation pertaining to general and administrative	$1,240,420	$15,432

Stock-based compensation pertaining to research and development	1,237,805	1,119

	$2,478,225	$16,551

No options were granted during the three-month period ended March 31, 2016 (2015 – none granted; 2014 – 600,000 options having a weighted average fair value of $2.54 per option).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

March 31, 2016 and 2015
(in US dollars)

(d)	Stock-based compensation (continued):

The fair value of the options granted during the three-month period ended March 31, 2015 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2016	2015	2014

Share price	-	-	$5.98
Exercise price	-	-	$5.98
Risk-free interest rate	-	-	1.19%
Expected volatility	-	-	54.10%
Expected option life in years	-	-	4
Expected dividends	-	-	-

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

(e)	Warrants:

Warrants outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding,
December 31, 2015	548,529	$1.72	1.31

Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-

Outstanding,
March 31, 2016	548,529	$1.72	1.06

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 6, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

(e)	Warrants (continued):

In the first quarter of 2015, the Corporation issued 441,529 warrants in connection with two private placements referred to in note 9 (b). Each warrant entitles the holder to acquire one common share of the Corporation at an exercice price of $2.00 prior to January 23, 2017 for 191,529 warrants and prior to March 12, 2017 for 250,000 warrants.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

March 31, 2016 and 2015
(in US dollars)

NOTE 7 – INCOME TAXES

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Corporation recognized no income taxes in the statements of operations and comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income are not considered probable of being realized.

NOTE 8 – EARNINGS PER SHARE

Weighted average number of common shares outstanding:

	2016	2015

Issued common shares at January 1	42,988,419	35,872,445
Effect of shares issued	996,154	400,533

Weighted average number of common shares outstanding - basic	43,984,573	36,272,978
Dilutive impact of convertible notes	2,007,505	2,007,505
	-	-
Weighted average number of shares outstanding - diluted	45,992,078	38,280,483

NOTE 9 – RELATED PARTY TRANSACITONS

Executive officers and directors participate in the Corporation’s stock option plan (see note 8 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	2016	2015

Salaries	$-	$103,299
Short-term employee benefits	448	934
Stock-based compensation	2,475,610	9,330

	$2,476,058	$113,563

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings are nil for the period ended March 31, 2016 (2015 - $13,500).